EXHIBIT 21.1

Subsidiaries of Core-Mark Holding Company, Inc.

Name of Subsidiary	Jurisdiction of Organization
• Core-Mark Holdings I, Inc.	Delaware
• Core-Mark Holdings II, Inc.	Delaware
• Core-Mark Holdings III, Inc. [1]	Delaware
• Core-Mark International, Inc.	Delaware
• Core-Mark Midcontinent, Inc.	Arkansas
• Core-Mark Interrelated Companies, Inc.	California
• General Acceptance Corporation	California
• Head Distributing Company	Georgia
• Minter-Weisman Co.	Minnesota
• C/M Products, Inc.	California
• Marquise Ventures Company, Inc.	California
• ASI Office Automation, Inc.	California

[1]	Core-Mark Holdings I, Inc. and Core-Mark Holdings II, Inc. each hold 50% of Core-Mark Holdings III, Inc.